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                                             FOR IMMEDIATE RELEASE
                              Contacts:      Larry G. Gerdes
                                             President and CEO
                                             Or
                                             Doug Shamon
                                             Executive Vice President and CFO
                                             404-364-8000
                                             doug.shamon@trcr.com
June 2, 1998
(BW) (TRANSCEND SERVICES, INC.)(TRCR)

TRANSCEND SERVICES, INC. COMPLETES ACQUISITION OF HEALTH CARE INFORMATION SYSTEMS, INC.

Atlanta, Georgia, TRANSCEND SERVICES, INC. (TRCR/NASDAQ) has completed the acquisition of Health Care Information Systems, Inc. ("HCIS") "effective June 1, 1998. The acquisition will be accounted for under the pooling of interest method of accounting. Transcend has merged HCIS into a newly formed wholly owned subsidiary, Cascade Health Information Software ("Cascade"), the product name formerly used by HCIS and widely recognized in the industry. Carl Cottrell, founder and CEO of HCIS, will continue as President of Cascade.

HCIS, based in Beaverton, Oregon, has provided software solutions for the management of health care information for more than 18 years. HCIS's installed customer base consists of approximately 65 hospitals concentrated in the eight western states. Cascade currently has 20 employees including several well-recognized names in the industry. HCIS has recently released a new set of Windows based products, a state of the art set of tools for the management and reporting of health care information. These tools run on Microsoft's Windows-95 and NT desktops and both Novell and Windows NT networks.

Cascade's tools are among the finest in the industry for the collection, abstraction, effective medical coding and reporting of clinical data. Transcend plans to implement these tools in each of its managed hospitals over time and will utilize them in its Information Delivery Center ("IDC") operations. The IDC provides for the offsite transaction processing of medical record functions such as medical coding and transcription from electronic records over a private network. Implementing these tools is expected to improve the level of reporting for the Company and its customers and is expected to reduce costs by more than $500,000 per year when fully installed.

Commenting on the announcement, Larry Gerdes, President and Chief Executive Officer stated, "We have had the opportunity to work closely with Cascade over the last month and continue to be highly impressed with the quality of the organization, the strength of their customer relations, and the overwhelming acceptance of their new tools in our customer base. These tools will provide Transcend and its customers an excellent vehicle for the collection, management, and reporting of health care information."

"Carl Cottrell is a well-known and respected authority in health information management and has built an excellent set of tools and an excellent team of professionals. Bill Henderson, Vice President of Sales, is currently building Cascade's first national sales team to take advantage of the market opportunity. Nancy Hirschl, a well recognized industry expert has played a key role in the design of Cascade's products. The development group, lead by Bill Dannell, has
put together a superb set of tools utilizing the latest technology.   Cascade's
installation and customer support group, lead by Paula Cottrell, have earned the reputation for legendary customer service."

Carl Cottrell, President of HCIS added, "We are impressed with Transcend's position in the industry and we see tremendous synergy from our new relationship.  Our tools complement their delivery of health information
management services.   We are particularly excited by the reception of our
products by Transcend's HIM professionals and its customer
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base. Our association with Transcend will also provide the resources to grow our business on a national level."

Transcend Services, Inc. provides healthcare information management services ("HIM") to hospitals and other associated healthcare providers. Transcend's range of services includes management of medical records and other HIM operations, transcription of physicians' dictated medical notes, and consulting relating to medical records management and reimbursement coding.

This press release contains forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are competitive pressures, the mix of service revenue, changes in pricing policies, delays in sales revenue recognition, lower-than-expected demand for Transcend's solutions, business conditions in the integrated healthcare delivery network market, general economic conditions and the risk factors detailed from time to time in Transcend's periodic reports and registration statements filed with the Securities and Exchange Commission.

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